May 30, 2002


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

                       INTERIM REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                  NISOURCE INC.
                                801 E. 86TH AVE.
                             MERRILLVILLE, IN 46410

                          FILE NO. 70-9681 AND 70-9945

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and (i) the Orders of the Commission dated November 1, 2000 and March 21, 2001 in File No. 70-9681, and (ii) the Order of the Commission dated December 19, 2001 in File No. 70-9945, authorizing the financing transactions and business activities as more fully described in the Joint Applications/Declarations, as amended, in those proceedings, the undersigned hereby certifies to the Commission that, during the quarter ended March 31, 2002:

1. The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale
               None

2. The total number of shares of common stock issued or issuable under options granted during the quarter under NiSource Inc.'s benefit plans or otherwise
               68,649 shares

3. If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer
               None

4. The amount and terms of any long-term debt, preferred stock or other preferred or equity-linked securities, or short-term debt, issued directly or indirectly by NiSource during the quarter
               Please see Exhibit 1

5. The amount and terms of any short-term debt issued directly or indirectly by any utility subsidiary during the quarter
               Please see Exhibit 2

6. The amount and terms of any financing consummated by any non-utility subsidiary during the quarter that are not exempt under rule 52
               None

7. The name of the guarantor and of the beneficiary of any NiSource guarantee or non-utility subsidiary guarantee issued during the quarter, and the amount, terms and purpose of the guarantee
               Please see Exhibit 3

8. The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into during the quarter and the identity of the parties to such instruments
               None

9. The name, parent company, and amount invested in any new intermediate subsidiary or financing subsidiary during the quarter
               None

10. A list of Form U-6B-2 statements filed with the commission during the quarter, including the name of the filing entity and the date of the filing
               NiSource U-6B-2 filed 3-29-02
               Columbia U-6B-2 filed 2-14-02

11. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NiSource, that has engaged in financing transactions during the quarter
              Please see the attached Exhibits 4 through 14 for balance sheets for NiSource, Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Kokomo Gas and Fuel, Northern Indiana Fuel and Light, Columbia Gas of Kentucky, Columbia Gas of Ohio, Columbia Gas of Pennsylvania Columbia Gas of Virginia and Columbia Gas of Maryland.

12. The maximum outstanding amount of all borrowings under or investments in the Money Pool by each Money Pool participant during the quarter, and the rate or range of rates charged on Money Pool investments during the quarter.
               Please see Exhibit 15

13. The number of shares of common stock issued by Columbia Maryland to Columbia during the quarter and the price per share paid.

              None

14. The principal amount, interest rate and maturity of any long-term debt security issued by Columbia Maryland to Columbia during the quarter.

              None

                                            Very truly yours,


                                            NiSource Inc.


                                            By: /s/ J. W. Grossman
                                               ------------------------
                                                J. W. Grossman, Vice President
                                                        and Controller

                                                                      Exhibit #1
                                  NiSource Inc.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                File No. 70-9681
                                     Item #4

                              AMOUNT ISSUED DURING       AMOUNT OUTSTANDING       TYPE OF DEBT
COMPANY                      FIRST QUARTER OF 2002         MARCH 31, 2002         OR SECURITY           TERMS
------------------------------------------------------------------------------------------------------------------------------------
NiSource Finance Corp.                              -          116,800,000       Short-term Debt      Commercial paper borrowing
                                                                                                      with a weighted average
                                                                                                      interest rate of 3.016%

NiSource Finance Corp.                    150,000,000            1,000,000       Short-term Debt      Credit facility advances with
                                                                                                      a weighted average interest
                                                                                                      rate of 2.641%

NiSource Finance Corp.                                       5,749,300,000       Long-term Debt       Various maturity dates and
                                                                                                      weighted average interest
                                                                                                      rates
------------------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #2

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #5

                                                                          INTER-COMPANY DEBT
                                                                            ISSUED DURING        WEIGHTED AVERAGE
LENDING COMPANY                        BORROWING SUBSIDIARY                1ST QUARTER 2002        INTEREST RATE
-----------------------------------------------------------------------------------------------------------------
Bay State Gas Company       Northern Utilities, Inc.                          1,615,000                 2.69%


-----------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #3

                                  NiSource Inc.
                      Quarterly Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                                File No. 70-9681
                                    Item #7

                                                             GUARANTEES ISSUED
GUARANTOR                     SUBSIDIARY                  DURING 1ST QUARTER 2002                   PURPOSE
----------------------------------------------------------------------------------------------------------------------
NiSource         NiSource Development Company                           9,065,000       Guarantee airplane leases and
                                                                                        real estate development
----------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #4

                                       NiSource Inc.
                           Quarterly Report Under Rule 24 of the
                         Public Utility Holding Company Act of 1935
                                      File No. 70-9681
                                          Item #11

As of March 31, (in thousands)                                         2002
                                                                   ------------
ASSETS

Property, Plant, and Equipment:
     Utility plant                                                 $ 16,162,937
     Accumulated depreciation and amortization                       (7,743,298)
                                                                   ------------
     Net Utility Plant                                                8,419,639
                                                                   ------------
     Gas and oil producing properties, full cost method
        United States cost center                                     1,014,249
        Canadian cost center                                             14,468
     Accumulated depletion                                              (90,067)
                                                                   ------------
     Net gas and oil producing properties                               938,650
                                                                   ------------
     Other property, at cost, less accumulated depreciation             108,354
                                                                   ------------
Net Property, Plant and Equipment                                     9,466,643
                                                                   ------------
Investments:
     Net assets of discontinued operations                              348,290
     Unconsolidated affiliates                                          112,771
     Assets held for sale                                                     0
     Other investments                                                   57,691
                                                                   ------------
          Total Investments                                             518,752
                                                                   ------------
Current Assets:
     Cash and cash equivalents                                           69,909
     Accounts receivable - less reserve                                 879,924
     Other receivables                                                   15,206
     Gas inventory                                                       79,541
     Underrecovered gas and fuel costs                                   89,188
     Material and supplies, at average cost                              78,962
     Electric production fuel, at average cost                           33,457
     Price risk management asset                                        144,418
     Exchange gas receivable                                            140,829
     Prepayments and other                                              414,388
                                                                   ------------
          Total Current Assets                                        1,945,822
                                                                   ------------
Other Assets:
     Price risk asset long term                                          74,689
     Regulatory assets                                                  544,467
     Intangible assets                                                3,731,400
     Deferred charges and other                                         389,159
                                                                   ------------
          Total Other Assets                                          4,739,715
                                                                   ------------
 Total Assets                                                      $ 16,670,932
                                                                   ============

                                                                      EXHIBIT #4

                                       NiSource Inc.
                           Quarterly Report Under Rule 24 of the

                         Public Utility Holding Company Act of 1935
                                      File No. 70-9681
                                          Item #11

As of March 31, (in thousands)                                                     2002
                                                                                -----------
CAPITALIZATION AND LIABILITIES
Capitalization:
     Common Stock Equity                                                        $ 3,581,322
     Preferred Stocks -
        Subsidiary Companies

           Series without mandatory redemption provisions                            83,631
           Series with mandatory redemption provisions                                4,969
     Company - obligated mandatorily redeemable preferred securities
           of subsidiary trust holding solely Company debentures                    345,000
     Long-term debt, excluding amounts due within one year                        5,749,293
                                                                                -----------
Total Capitalization                                                              9,764,215
                                                                                -----------
Current Liabilities:
      Current redeemable preferred stock subject to mandatory redemption             43,000
      Current portion of long-term debt                                             418,276
      Short-term borrowings                                                       1,116,809
      Accounts payable                                                              452,584
      Dividends declared on common and preferred stocks                              61,931
      Customer deposits                                                              55,721
      Taxes accrued                                                                 425,831
      Interest accrued                                                              171,900
      Overrecovered gas and fuel costs                                               40,130
      Price risk management liabilities                                             169,722
      Exchange gas payable                                                          223,456
      Current deferred revenue                                                      117,990
      Other accruals                                                                604,682
                                                                                -----------
          Total current liabilities                                               3,902,032
                                                                                -----------
Other:
      Price risk management liabilities                                              18,074
      Deferred income taxes                                                       1,776,674
      Deferred investment tax credits                                               103,012
      Deferred credits                                                              235,243
      Non-current deferred revenue                                                  403,131
      Accrued liability for post retirement benefits                                288,108
      Other non-current liabilities                                                 180,443
                                                                                -----------
          Total other                                                             3,004,685
                                                                                -----------
Total Capitalization and Liabilities                                            $16,670,932
                                                                                ===========


                                                                      Exhibit #5
                           QUARTERLY REPORT UNDER RULE 24 OF THE
                         PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      FILE NO. 70-9681
                                          ITEM #11

As of March 31, (in thousands)                                     2002
                                                               -----------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:

     Utility plant                                             $ 6,250,033
     Accumulated depreciation and amortization                  (3,415,098)
                                                               -----------
     Net Utility Plant                                           2,834,935
                                                               -----------
OTHER PROPERTY AND INVESTMENTS                                       8,347
                                                               -----------

CURRENT ASSETS:

     Cash and cash equivalents                                       8,367
     Accounts receivable - less reserve                            144,356
     Gas cost adjustment clause                                     29,757
     Material and supplies, at average cost                         46,084
     Electric production fuel, at average cost                      33,457
     Natural gas in storage, at last in, first-out cost              5,891
     Price risk management assets                                      314
     Prepayments and other                                          44,692
                                                               -----------
Total Current Assets                                               312,918
                                                               -----------
OTHER ASSETS:

     Regulatory assets                                             168,282
     Deferred charges and other                                    191,015
                                                               -----------
Total Other Assets                                                 359,297
                                                               -----------
TOTAL ASSETS                                                   $ 3,515,497
                                                               ===========


                                                                      Exhibit #5

As of March 31, (in thousands)                                                     2002
                                                                                ----------
CAPITALIZATION AND LIABILITIES
Capitalization:
Common shareholder's equity                                                     $1,078,974
Preferred Stocks -
      Series without mandatory redemption provisions                                81,114
      Series with mandatory redemption provisions                                    4,969
Long-term debt, excluding amount due within one year                               823,137
                                                                                ----------
Total Capitalization                                                             1,988,194
                                                                                ----------
Current Liabilities:
      Current redeemable preferred stock subject to mandatory redemption            43,000
      Current portion of long-term debt                                             79,000
      Short term borrowings                                                        139,538
      Accounts payable                                                             136,400
      Dividends declared on common and preferred stock                               1,750
      Customer deposits                                                             33,413
      Taxes accrued                                                                264,574
      Interest accrued                                                              14,747
      Fuel adjustment clause                                                             0
      Accrued employment costs                                                      44,873
      Price risk management liabilities                                                150
      Other accruals                                                                22,501
                                                                                ----------
          Total current liabilities                                                779,946
                                                                                ----------
Other:
      Deferred income taxes                                                        457,989
      Deferred investment tax credits                                               69,627
      Deferred credits                                                              45,148
      Accrued liability for post retirement benefits                               160,659
      Regulatory liabilities                                                         4,591
      Other noncurrent liabilities                                                   9,343
                                                                                ----------
          Total other                                                              747,357
                                                                                ----------
Total Capitalization and Liabilities                                            $3,515,497
                                                                                ==========

                                                                      EXHIBIT #6

                              Bay State Gas Company
                      Quarterly Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                                File No. 70-9681
                                    Item #11

As of March 31, (in thousands)                            2002
                                                      -----------
ASSETS

Property, Plant, and Equipment:
     Utility plant                                    $ 1,390,295
     Accumulated depreciation and amortization           (316,086)
                                                      -----------
     Net Utility Plant                                  1,074,209
                                                      -----------
Other property and investments                              2,513
                                                      -----------

Current Assets:
     Cash and cash equivalents                              5,866
     Accounts receivable - less reserve                   118,055
     Gas cost adjustment clause                            11,057
     Material and supplies, at average cost                 8,759
     Natural gas in storage - weighted average             21,975
     Prepayments and other                                  6,430
                                                      -----------
          Total Current Assets                            172,142
                                                      -----------
Other Assets:
     Regulatory assets                                     15,510
     Intangible assets                                      2,849
     Deferred charges and other                            35,366
                                                      -----------
          Total Other Assets                               53,725
                                                      -----------
 Total Assets                                         $ 1,302,589
                                                      ===========

                                                                      EXHIBIT #6

                                  Bay State Gas Company
                          Quarterly Report Under Rule 24 of the
                        Public Utility Holding Company Act of 1935
                                     File No. 70-9681
                                         Item #11

As of March 31, (in thousands)                                    2002
                                                              ----------
CAPITALIZATION AND LIABILITIES
Capitalization:
      Common shareholder's equity                             $  550,608
      Long-term debt excluding amt due within one year           102,167
                                                              ----------
          Total Capitalization                                   652,775
                                                              ----------
Current Liabilities:
      Short term borrowings                                       53,833
      Accounts payable                                            23,807
      Notes payable to associated companies                      173,373
      Customer deposits                                            3,840
      Taxes accrued                                               25,095
      Interest accrued                                             3,558
      Refunds due customers within one year                        6,047
      Other accruals                                              49,971
                                                              ----------
          Total current liabilities                              339,524
                                                              ----------
Other:
      Deferred income taxes                                      292,830
      Deferred investment tax credits                              3,175
      Other noncurrent liabilities                                14,285
                                                              ----------
          Total other                                            310,290
                                                              ----------
Total Capitalization and Liabilities                          $1,302,589
                                                              ==========

                                                                      EXHIBIT #7

                                 Northern Utilities, Inc.
                          Quarterly Report Under Rule 24 of the
                        Public Utility Holding Company Act of 1935
                                     File No. 70-9681
                                         Item #11

As of March 31, (in thousands)                                   2002
                                                              ---------
ASSETS

Property, Plant, and Equipment:
     Utility plant                                            $ 253,088
     Accumulated depreciation and amortization                  (50,765)
                                                              ---------
     Net Utility Plant                                          202,323
                                                              ---------
Other property and investments                                    2,408
                                                              ---------

Current Assets:
     Cash and cash equivalents                                      885
     Accounts receivable - less reserve                          22,564
     Gas cost adjustment clause                                   7,893
     Material and supplies, at average cost                         824
     Natural gas in storage, weighted average                    13,297
     Prepayments and other                                        3,040
                                                              ---------
          Total Current Assets                                   48,503
                                                              ---------
Other Assets:
     Regulatory assets                                            8,239
     Intangible assets                                            1,026
     Deferred charges and other                                   2,632
                                                              ---------
          Total Other Assets                                     11,897
                                                              ---------
 Total Assets                                                 $ 265,131
                                                              =========
CAPITALIZATION AND LIABILITIES
Capitalization:
      Common shareholder's equity                             $ 114,342
      Long-term debt excluding amt due within one year            6,667
                                                              ---------
          Total Capitalization                                  121,009
                                                              ---------
Current Liabilities:
      Short term borrowings                                         833
      Accounts payable                                            5,532
      Notes payable to associated companies                      61,160
      Customer deposits                                             825
      Taxes accrued                                               5,190
      Interest accrued                                              249
      Price risk management liabilities                              (4)
      Refunds due customers within one year                       1,586
      Other accruals                                             15,494
                                                              ---------
          Total current liabilities                              90,865
                                                              ---------
Other:
      Deferred income taxes                                      49,664
      Deferred investment tax credits                               282
      Other non-current liabilities                               3,311
                                                              ---------
          Total other                                            53,257
                                                              ---------
Total Capitalization and Liabilities                          $ 265,131
                                                              =========


                                                                      EXHIBIT #8
                           KOKOMO GAS AND FUEL COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of March 31, (in thousands)                                     2002
-----------------------------                                    -------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                               $78,530
     Accumulated depreciation and amortization                   (37,324)
                                                                 -------
     Net Utility Plant                                            41,206
                                                                 -------
OTHER PROPERTY AND INVESTMENTS                                         4
                                                                 -------
CURRENT ASSETS:

     Cash and cash equivalents                                       991
     Accounts receivable - less reserve                            6,083
     Gas cost adjustment clause                                    1,082
     Material and supplies, at average cost                          412
     Natural gas in storage - weighted average                       943
     Prepayments and other                                            24
                                                                 -------
          Total Current Assets                                     9,535
                                                                 -------
OTHER ASSETS:

     Deferred charges and other                                       62
                                                                 -------
          Total Other Assets                                          62
                                                                 -------
 TOTAL ASSETS                                                    $50,807
                                                                 =======

CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
      Common shareholder's equity                                $34,675
                                                                 -------
          Total Capitalization                                    34,675
                                                                 -------
CURRENT LIABILITIES:

      Short term borrowings                                            0
      Accounts payable                                             5,309
      Customer deposits                                              478
      Taxes accrued                                                  743
      Interest accrued                                               128
      Other accruals                                               1,818
                                                                 -------
          Total current liabilities                                8,476
                                                                 -------

OTHER:

      Deferred income taxes                                        4,158
      Deferred investment tax credits                                492
      Post retirement benefits accrued                               409
      Regulatory income tax liability                                  0
      Other non-current liabilities                                2,597
                                                                 -------
          Total other                                              7,656
                                                                 -------
TOTAL CAPITALIZATION AND LIABILITIES                             $50,807
                                                                 =======

                                                                      EXHIBIT #9

                     NORTHERN INDIANA FUEL AND LIGHT COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of March 31, (in thousands)                        2002
-----------------------------                       --------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:

     Utility plant                                  $ 72,052
     Accumulated depreciation and amortization       (25,526)
                                                    --------
     Net Utility Plant                                46,526
                                                    --------
OTHER PROPERTY AND INVESTMENTS                           687
                                                    --------

CURRENT ASSETS:

     Cash and cash equivalents                           383
     Accounts receivable - less reserve               13,249
     Gas adjustment clause                             3,255
     Material and supplies, at average cost              439
     Natural gas in storage - weighted average           904
     Prepayments and other                                64
                                                    --------
          Total Current Assets                        18,294
                                                    --------

OTHER ASSETS:

     Regulatory assets                                   127
     Deferred charges and other                          170
                                                    --------
          Total Other Assets                             297
                                                    --------
 TOTAL ASSETS                                       $ 65,804
                                                    ========

CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
      Common shareholder's equity                   $ 46,399
                                                    --------
Total Capitalization                                  46,399
                                                    --------

CURRENT LIABILITIES:

      Accounts payable                                 4,125
      Customer deposits                                  203
      Taxes accrued                                    1,945
      Other accruals                                   1,915
                                                    --------
          Total current liabilities                    8,188
                                                    --------

OTHER:

      Deferred income taxes                            4,590
      Deferred investment tax credits                    302
      Deferred credits                                 4,238
      Other non-current liabilities                    2,087
                                                    --------
          Total other                                 11,217
                                                    --------
TOTAL CAPITALIZATION AND LIABILITIES                $ 65,804
                                                    ========

                                                                     EXHIBIT #10

                            COLUMBIA GAS OF KENTUCKY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of March 31, (in thousands)                                 2002
-----------------------------                               ---------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                          $ 226,265
     Accumulated depreciation and amortization               (101,704)
                                                            ---------
     Net Utility Plant                                        124,561
                                                            ---------

CURRENT ASSETS:

     Cash and cash equivalents                                     97
     Accounts receivable - less reserve                        42,537
     Gas adjustment clause                                      3,532
     Exchange gas receivable                                      123
     Natural gas in storage - weighted average                  4,334
     Prepayments and other                                      1,853
                                                            ---------
          Total Current Assets                                 52,476
                                                            ---------
OTHER ASSETS:

     Regulatory assets                                          5,411
     Deferred charges and other                                 1,252
                                                            ---------
          Total Other Assets                                    6,663
                                                            ---------
 TOTAL ASSETS                                               $ 183,700
                                                            =========

CAPITALIZATION AND LIABILITIES

CAPITALIZATION:

      Common shareholder's equity                           $  76,754
      Long-term debt excluding amt due within one year         42,202
                                                            ---------
Total Capitalization                                          118,956
                                                            ---------

CURRENT LIABILITIES:

      Short term borrowings                                        26
      Accounts payable                                         12,592
      Notes payable to associated companies                     5,805
      Customer deposits                                         2,388
      Taxes accrued                                             6,838
      Deferred income taxes                                     5,225
      Exchange gas payable                                      5,416
      Other accruals                                            9,437
                                                            ---------

          Total current liabilities                            47,727
                                                            ---------

OTHER:

      Deferred income taxes                                     9,382
      Deferred investment tax credits                           1,379
      Other non-current liabilities                             6,256
                                                            ---------
          Total other                                          17,017
                                                            ---------
TOTAL CAPITALIZATION AND LIABILITIES                        $ 183,700
                                                            =========

                                                                     EXHIBIT #11
                              COLUMBIA GAS OF OHIO
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of March 31, (in thousands)                                         2002
-----------------------------                                      -----------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                $ 1,508,503
     Accumulated depreciation and amortization                       (660,679)
                                                                  -----------
     Net Utility Plant                                                847,824
                                                                  -----------
CURRENT ASSETS:
     Cash and cash equivalents                                            860
     Accounts receivable - less reserve                               191,342
     Gas adjustment clause                                              3,344
     Exchange gas receivable                                           37,121
     Natural gas in storage - weighted average                          8,129
     Prepayments and other                                            102,235
                                                                  -----------
          Total Current Assets                                        343,031
                                                                  -----------

OTHER ASSETS:
     Regulatory assets                                                191,451
     Deferred charges and other                                        32,951
                                                                  -----------
          Total Other Assets                                          224,402
                                                                  -----------

 TOTAL ASSETS                                                     $ 1,415,257
                                                                  ===========

CAPITALIZATION AND LIABILITIES

CAPITALIZATION:

      Common shareholder's equity                                   $ 403,764
      Long-term debt excluding amt due within one year                207,192
                                                                  -----------

Total Capitalization                                                  610,956
                                                                  -----------

CURRENT LIABILITIES:

      Short term borrowings                                               148
      Accounts payable                                                252,302
      Customer deposits                                                 7,371
      Taxes accrued                                                    86,498
      Deferred income taxes                                            44,169
      Exchange gas payable                                             63,890
      Estimated rate refund                                            12,053
      Other accruals                                                   86,397
                                                                  -----------
          Total current liabilities                                   552,828
                                                                  -----------

OTHER:

      Deferred income taxes                                           127,179
      Deferred investment tax credits                                  16,296
      Other non-current liabilities                                   107,998
                                                                  -----------
          Total other                                                 251,473
                                                                  -----------
TOTAL CAPITALIZATION AND LIABILITIES                              $ 1,415,257
                                                                  ===========

                                                                     EXHIBIT #12
                          COLUMBIA GAS OF PENNSYLVANIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of March 31, (in thousands)                                 2002
-----------------------------                              -----------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                          $ 647,311
     Accumulated depreciation and amortization               (217,176)
                                                            ---------
     Net Utility Plant                                        430,135
                                                            ---------
CURRENT ASSETS:

     Cash and cash equivalents                                  2,919
     Accounts receivable - less reserve                       115,927
     Gas adjustment clause                                     37,162
     Exchange gas receivable                                   13,290
     Natural gas in storage - weighted average                  1,421
     Prepayments and other                                     10,775
                                                            ---------
          Total Current Assets                                181,494
                                                            ---------

OTHER ASSETS:

     Regulatory assets                                         67,094
     Deferred charges and other                                 4,482
                                                            ---------
          Total Other Assets                                   71,577
                                                            ---------
 Total Assets                                               $ 683,206
                                                            =========

CAPITALIZATION AND LIABILITIES

CAPITALIZATION:

      Common shareholder's equity                           $ 213,313
      Long-term debt excluding amt due within one year        185,215
                                                            ---------
Total Capitalization                                          398,528
                                                            ---------

CURRENT LIABILITIES:

      Accounts payable                                         30,874
      Notes payable to associated companies                    17,843
      Customer deposits                                         2,977
      Taxes accrued                                            30,107
      Deferred income taxes                                     1,973
      Exchange gas payable                                     12,242
      Other accruals                                           53,763
                                                            ---------
          Total current liabilities                           149,779
                                                            ---------

OTHER:

      Deferred income taxes                                    90,973
      Deferred investment tax credits                           7,776
      Other non-current liabilities                            36,150
                                                            ---------
          Total other                                         134,899
                                                            ---------
Total Capitalization and Liabilities                        $ 683,206
                                                            =========

                                                                     EXHIBIT #13

                                 COLUMBIA GAS OF VIRGINIA
                           QUARTERLY REPORT UNDER RULE 24 OF THE
                        PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                     FILE NO. 70-9681
                                         ITEM #11

As of March 31, (in thousands)                                2002
-----------------------------                              -----------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:

     Utility plant                                          $ 483,811
     Accumulated depreciation and amortization               (114,346)
                                                            ---------
     Net Utility Plant                                        369,465
                                                            ---------
CURRENT ASSETS:

     Cash and cash equivalents                                  3,730
     Accounts receivable - less reserve                        65,990
     Exchange gas receivable                                      683
     Material and supplies, at average cost                       583
     Natural gas in storage - weighted average                  1,022
     Prepayments and other                                     21,191
                                                            ---------
          Total Current Assets                                 93,199
                                                            ---------

OTHER ASSETS:

     Regulatory assets                                         11,678
     Deferred charges and other                                 3,774
                                                            ---------
          Total Other Assets                                   15,452
                                                            ---------
 TOTAL ASSETS                                               $ 478,116
                                                            =========

CAPITALIZATION AND LIABILITIES

CAPITALIZATION:

      Common shareholder's equity                           $ 156,718
      Long-term debt excluding amt due within one year        130,175
                                                            ---------
Total Capitalization                                          286,893
                                                            ---------

CURRENT LIABILITIES:

      Accounts payable                                         21,521
      Notes payable to associated companies                    12,835
      Customer deposits                                         4,665
      Taxes accrued                                            19,255
     Gas adjustment clause                                     36,513
      Exchange gas payable                                      3,500
      Other accruals                                           20,704
                                                            ---------
          Total current liabilities                           118,993
                                                            ---------

OTHER:

      Deferred income taxes                                    29,369
      Deferred investment tax credits                           2,184
      Other non-current liabilities                            40,677
                                                            ---------
          Total other                                          72,230
                                                            ---------
Total Capitalization and Liabilities                        $ 478,116
                                                            =========

                                                                     EXHIBIT #14

                            COLUMBIA GAS OF MARYLAND
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of March 31, (in thousands)                                2002
-----------------------------                              -----------

ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                          $ 82,892
     Accumulated depreciation and amortization               (34,912)
                                                            --------
     Net Utility Plant                                        47,980
                                                            --------

CURRENT ASSETS:

     Cash and cash equivalents                                   230
     Accounts receivable - less reserve                       20,526
     Material and supplies, at average cost                      103
     Natural gas in storage - weighted average                   836
     Prepayments and other                                     3,778
                                                            --------
          Total Current Assets                                25,473
                                                            --------

OTHER ASSETS:

     Regulatory assets                                         2,151
     Deferred charges and other                                  216
                                                            --------
          Total Other Assets                                   2,367
                                                            --------
 Total Assets                                               $ 75,820
                                                            ========

CAPITALIZATION AND LIABILITIES

CAPITALIZATION:

      Common shareholder's equity                           $ 28,175
      Long-term debt excluding amt due within one year        18,975
                                                            --------
Total Capitalization                                          47,150
                                                            --------
CURRENT LIABILITIES:

      Accounts payable                                         4,087
      Notes payable to associated companies                    2,495
      Customer deposits                                          359
      Taxes accrued                                            4,192
     Gas adjustment clause                                     3,617
      Exchange gas payable                                     1,205
      Other accruals                                           3,124
                                                            --------
          Total current liabilities                           19,079
                                                            --------
OTHER:

      Deferred income taxes                                    4,829
      Deferred investment tax credits                            788
      Other non-current liabilities                            3,974
                                                            --------
          Total other                                          9,591
                                                            --------
TOTAL CAPITALIZATION AND LIABILITIES                        $ 75,820
                                                            ========

                                                                     EXHIBIT #15

                                  NiSource Inc.
                      Quarterly Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                                 File No.70-9945
                                    Item #12

                                                         MAXIMUM AMOUNT            MAXIMUM AMOUNT            AVERAGE INTEREST
                                                        OUTSTANDING DURING         INVESTED DURING              RATE DURING
SUBSIDIARY                                            FIRST QUARTER OF 2002     FIRST QUARTER OF 2002      FIRST QUARTER OF 2002
------------------------------------------------------------------------------------------------------------------------------------
Alamco-Haug Hauling                                                N/A                   667,000                  2.76%
Columbia Assurance Agency, Inc.                                    N/A                    11,000                  2.76%
Columbia Accounts Receivable Corporation                           N/A                 9,120,000                  2.76%
Columbia Atlantic Trading Corporation                                0                 5,161,000                  2.76%
CNR Canada, Ltd.                                             4,408,000                         0                  2.76%
Columbia Energy Group Capital Corporation                          N/A                   179,000                  2.76%
Columbia Deep Water Services Company                           831,000                         0                  2.76%
Columbia Electric Corporation                                      N/A                 6,116,000                  2.76%
Columbia Energy Resources, Inc.                                    N/A                 2,016,000                  2.76%
Columbia Energy Services Corporation                           104,000                25,516,000                  2.76%
Columbia Finance Corporation                                       N/A                    39,000                  2.76%
Columbia Energy Group                                              N/A               434,919,000                  2.76%
Columbia Gulf Transmission Company                          32,464,000                         0                  2.76%
Columbia Gas of Virginia, Inc.                                       0                46,435,000                  2.76%
Columbia Insurance Corporation, Ltd.                               N/A                    52,000                  2.76%
Columbia Gas of Kentucky, Inc.                                       0                33,378,000                  2.76%
Columbia LNG Corporation                                           N/A                 9,691,000                  2.76%
Columbia Gas of Maryland, Inc.                                       0                14,189,000                  2.76%
CNS Microwave, Inc.                                                N/A                 1,360,000                  2.76%
Columbia Natural Resources, Inc.                            36,039,000                         0                  2.76%
Columbia Network Services Corporation                              N/A                 3,151,000                  2.76%
Columbia Gas of Ohio, Inc.                                 249,068,000                         0                  2.76%
Columbia Gas of Pennsylvania, Inc.                          25,933,000                15,253,000                  2.76%
Columbia Propane Corporation                                 7,496,000                         0                  2.76%
CP Holdings, Inc.                                                  N/A                   115,000                  2.76%
Columbia Pipeline Corporation                                      N/A                    37,000                  2.76%
Columbia Energy Power Marketing Corporation                  2,232,000                         0                  2.76%
Columbia Remainder Corporation                              19,229,000                    12,000                  2.76%
Crossroads Pipeline                                         30,593,000                         0                  2.76%
Columbia Energy Group Service Corp.                        186,279,000                         0                  2.76%
Columbia Service Partners, Inc.                                    N/A                12,418,000                  2.76%
Columbia Transmission Communications Corporation                   N/A                 5,371,000                  2.76%
NiSource Development Company, Inc.                         195,060,000                         0                  2.76%
EnergyUSA, Inc.                                             35,082,000                         0                  2.76%
EnergyUSA, Inc. (MA)                                         5,814,000                         0                  2.76%
Kokomo Gas and Fuel Company                                  1,019,000                 1,488,000                  2.76%
NiSource Capital Markets. Inc.                                     N/A               300,000,000                  2.76%
NI Energy Services, Inc.                                    45,864,000                         0                  2.76%
NiSource Energy Technologies, Inc.                          18,311,000                         0                  2.76%
NiSource Finance Corp.                                             N/A               151,715,000                  2.76%
NiSource Inc.                                                      N/A                63,061,000                  2.76%
Northern Indiana Fuel and Light Company, Inc.                  601,000                 7,354,000                  2.76%
Northern Indiana Public Service Company                    262,438,000                         0                  2.76%
NiSource Pipeline Group, Inc.                               18,738,000                         0                  2.76%
Columbia Petroleum Corporation                                     N/A                52,518,000                  2.76%
Columbia Propane, L.P.                                             N/A                 3,297,000                  2.76%
Primary Energy, Inc.                                                 0                 9,445,000                  2.76%
Columbia Gas Transmission Corporation                      104,961,000                16,513,000                  2.76%
EnergyUSA-TPC Corp.                                                  0                78,313,000                  2.76%